UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: November 22, 2005

ASP VENTURES CORP.
(Exact name of registrant as specified in its charter)

FLORIDA
(State or other jurisdiction of incorporation or organization)

000-28589	98-0203918
(Commission File Number)	(IRS Employer Identification Number)

Nora Coccaro, Chief Executive Officer
2610-1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X2
(Address of principal executive offices)

(604) 602-1717
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 4.02   Non-Reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Review

(a) (1) On November 23, 2005, ASP Ventures Corp. ("Company") determined that its June 30, 2004, September 30, 2004, December 31, 2004, March 31, 2005 and June 30, 2005 financial statements should no longer be relied upon and require restatement.

(2) The determination to restate the Company's financial statements for the periods given was reached in connection with our chief executive officer's conclusion that certain financial information previously disclosed by the Company was inaccurate and warranted a restatement due to the Company's prior treatment of a default judgment as a contingent liability.

(3) The Company's chief executive officer, chief financial officer and principal accounting officer has discussed the matters disclosed in this Item 4.02(a) with the Company's current auditor, Dale Matheson Carr-Hilton LaBonte, and the Company's former auditor, Jones Simkins, P.C.

ITEM 5.02   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

(a) Effective November 22, 2005, the board of directors of the Company accepted the resignation of Ross as director of the Company.

(b) Effective November 22, 2005, the board of directors of the Company accepted the resignation of Ross Wilmot as the Company's chief executive officer, chief financial officer and principal accounting officer.

(c) On November 22, 2005, the board of directors appointed Nora Coccaro as the Company's chief executive officer, chief financial officer and principal accounting officer.

Ms. Coccaro attended medical school at the University of Uruguay before becoming involved in the management of public entities. Ms. Coccaro currently also serves as an officer and director of Sona Development Corp. an OTC: BB quoted company without current operations, from January 2000 to present and as a director of Solar Energy Limited an OTC: BB quoted company involved in the development of alternative energy sources. Ms. Coccaro has served as an officer and director of OpenLimit, Inc., an OTC: BB quoted company involved in credit card encryption technology, from February 2000 to January 2004, as a director of Americana Gold & Diamond Holdings, Inc. an OTC: BB quoted company without current operations, from 1998 until May 1999 and as an officer and director of Black Swan Gold Mines, a Toronto Senior Listing company with diamond exploration activities in Brazil from 1997 until 1999.

The Company has not entered into any related party transactions with Ms. Coccaro and has not entered into any employment agreement in connection with Ms. Coccaro's appointment as chief executive officer, chief financial officer and principal accounting officer.

(d) Effective November 22, 2005, the board of directors appointed Nora Coccaro as a director of the Company to serve until the next meeting of the stockholders.

The Company has not entered into any related transactions with Ms. Coccaro and has not at this time determined whether Ms. Coccaro will serve on an standing committee.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ASP Ventures Corp.

<u>Signature</u>   <u>Date</u>

By: <u>/s/ Nora Coccaro</u>   November 23, 2005
Name: Nora Coccaro
Title: Chief Executive Officer